June 26, 2024

VIA EDGAR

Robert Augustin

Jane Park

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexalin Technology, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-279684

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as representative of the several underwriters, hereby joins the request of Nexalin Technology, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on Thursday June 27, 2024, or as soon as possible thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Bank

cc:	Andrew M. Tucker, Esq., Nelson Mullins Riley & Scarborough LLP

[Signature Page to Underwriters Acceleration Request]